210

ARTICLES OF AMENDMENT

(General Business)

Title 30, Chapters 21 and 29, Idaho Code

Filing fee: $30 typed, $50 not typed

Complete and submit the application in duplicate.

2016 OCT 11 PM 1:21

SECRETARY OF STATE
STATE OF IDAHO

1. The name of the corporation is:

   PCS Edventures!, Inc.

If the corporation has been administratively dissolved and the corporate name is no longer available for use, the amendment(s) below must include a change of corporate name.

2. The text of each article being amended:

   5.1 COMMON STOCK. This Corporation is authorized to issue two (2) classes of stock designated, respectively, "Preferred Stock" and "Common Stock." This Corporation is authorized to issue a total of One Hundred Seventy Million (170,000,000) shares (without par value) consisting of Twenty Million (20,000,000) shares of Preferred Stock, and One Hundred Fifty Million (150,000,000) shares of Common Stock. Each outstanding share of Common Stock shall be entitled to one (1) vote on each matter submitted to a vote in a meeting of Shareholders. Votes may not be cumulative. Holders of Common Stock shall have no preemptive rights.

3. The date of adoption of the amendment(s) was: September 23, 2016

4. Manner of adoption (check one):

   ☐ The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-29-1002, 30-29-1005, and 30-29-1006, Idaho Code, and was, therefore, adopted by the board of directors.

   ☐ None of the corporation's shares have been issued and was, therefore, adopted by the ☐ incorporator ☐ board of directors.

   ☒ Approval by the shareholders is required and the shareholders duly approved the amendment(s) as required by either Title 30, Chapters 20, 21, and 29, Idaho Code or by the Articles of Incorporation.

Dated: October 10, 2016

Printed Name: Mike Bledsoe

Signature: [signature]

Secretary of State use only

Revised 07/2015

HARRIS, LLP	960 Broadway Ave.
CERTIFIED PUBLIC ACCOUNTANTS	SUITE 314
ACCOUNTANTS ● ADVISORS	BOISE, ID 85706
tel 208-424-5177
fax 208-424-5180

October 25, 2016

PCS Edventures!, Inc.

345 Bobwhite Ct. Suite 200 Boise, ID 83706

Dear Client:

This letter is to confirm the terms and objectives for our tax services engagement and clarify the nature and limitations of the tax services to be provided.

We will prepare the 2015 corporate federal and state income tax returns from information you will furnish to us. We will not be preparing other tax returns which you may be required to file.

By your signature below you are confirming to us that the information you are supplying to us is accurate and complete to the best of your knowledge and that your expenses for meals, entertainment, travel, gifts, and vehicle use are supported by records as required by law. We will not audit or otherwise verify the data you submit, although we may need to ask you for clarification of some of the information. Your signature on this engagement letter acknowledges your understanding of the documentation requirements established by law for substantiation of meals, entertainment, travel, gifts and vehicle use.

Our work in connection with the preparation of your income tax returns does not include any procedures designed to discover defalcations or other irregularities, should any exist. Management is responsible for the proper recording of transactions and for the substantial accuracy of the financial records provided to us.

We will prepare your tax returns using tax accounting principles most favorable to you, so long as we shall, in good faith, believe that the position so taken has a realistic possibility of being sustained administratively or judicially, if challenged. If we report an item or transaction based upon a conflicting authority that favors you, as opposed to the IRS, the possibility exists the IRS may disagree with our position. The IRS could assess a penalty if you overvalue an item, inadvertently omit information or a transaction, or take a position contrary to the IRS. Currently the IRS is aggressive in assessing penalties. We do not assume responsibility for such assessments and you have the final responsibility for the overall correctness of your return.

Your returns are, of course, subject to review by the taxing authorities. Any items resolved against you by the examining agent are subject to certain rights of appeal. In the event of such an examination, we will be available to represent you at your request. Such representation, however, shall be deemed a separate engagement and our fees will be based upon our normal hourly rates.

PCS Edventures!, Inc.

October 25, 2016

Your return may be electronically filed with the Internal Revenue Service Center and one or more state authorities through a secured third-party filing service. Electronic filing of your return does not affect your responsibility to review and approve the return before it is submitted. It is your responsibility to timely provide the signed e-flle authorization Form 8879-PE to us before we are able to e-file your return.

Fees for our services are computed at our current standard rates for for tax services. These fees plus out-of-pocket expenses are billed monthly as work progresses and a final bill is issued when the returns are completed. Payment in full is due at the time the returns are picked up. A service charge of 1.75% per month will be charged on all invoices not paid within 30 days from the date of the invoice.

Please note that this letter defines our respective duties and responsibilities relating to our firm’s engagement by you. If you do not understand any of the terms of this agreement, please call us and we will be happy to review them with you.

We appreciate this opportunity to be of service to you and look forward to a continuing relationship. If the above is in accordance with your understanding of the terms and conditions of your engagement, please sign and return this letter in the enclosed envelope.

Sincerely,

B.A. Harris, LLP

Approved for: PCS Edventures!, Inc.

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